Exhibit 4.5
FOURTH AMENDMENT TO RIGHTS AGREEMENT
     THIS FOURTH AMENDMENT TO RIGHTS AGREEMENT (this “Fourth Amendment”) is entered into as of the 9th day of January, 2008, by and between Repros Therapeutics Inc. (formerly Zonagen, Inc.), a Delaware corporation (the “Company”), and Computershare Trust Company, N.A. (successor-in-interest to Computershare Trust Company, Inc.) (“Rights Agent”), and amends that certain Rights Agreement dated as of September 1, 1999 and amended as of September 6, 2002, October 30, 2002 and June 30, 2005 by and between the Company and the Rights Agent.
RECITALS
     WHEREAS, the Company and Rights Agent are parties to a Rights Agreement dated as of September 1, 1999, as amended by a First Amendment to Rights Agreement dated September 6, 2002, a Second Amendment to Rights Agreement dated October 30, 2002 and a Third Amendment to Rights Agreement dated June 30, 2005 (as amended, the “Rights Agreement”); and
     WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent, at the direction of the Company, hereby agree to amend the Rights Agreement as set forth below.
     NOW, THEREFORE, the Rights Agreement is hereby amended as follows:
     1. Section 1(e) of the Rights Agreement is hereby amended to delete the term “Illinois” and replace it with “the Commonwealth of Massachusetts”.
     2. Section 1(f) of the Rights Agreement is hereby amended to delete the two references to “Houston, Texas” and replace each with “New York City, New York”.
     3. Section 1(p) of the Rights Agreement is hereby amended and restated in its entirety to read as follows:
"(p) “Exempt Person” shall mean (i) the Company, (ii) any Subsidiary (as such term is hereinafter defined) of the Company, (iii) any employee benefit plan of the Company or (iv) Efficacy Capital, LTD (“Efficacy”) and any Affiliate or Associate of Efficacy to the extent that Efficacy becomes a Beneficial Owner of no more than 33% of the Common Stock of the Company then outstanding; provided, however, that Efficacy and any Affiliate or Associate of Efficacy shall be considered an Exempt Person to such extent for so long as that certain Standstill Agreement dated January 9, 2008 between the Company and Efficacy (the “Standstill Agreement”) remains in effect.”

     4. Section 2 of the Rights Agreement is hereby amended to add the following language to the end of the last sentence:
“, upon ten (10) days’ prior written notice to the Rights Agent. The Rights Agent shall have no duty to supervise, and shall in no event be liable for, the acts or omissions of any such co-Rights Agent.”
     5. Section 3(a) of the Rights Agreement is hereby amended by inserting the following sentence immediately after the last sentence thereof:
“Notwithstanding anything in this Agreement to the contrary, a Distribution Date shall not be deemed to have occurred and no Rights shall be exercisable pursuant to any provision of this Agreement solely by reason of any acquisition of, or agreement to acquire, Common Shares by Efficacy or any of its Affiliates or Associates for the period in which the Standstill Agreement is in effect which would cause Efficacy to become a Beneficial Owner of 33% or less of the Common Stock of the Company then outstanding.”
     6. Section 21 of the Rights Agreement is hereby amended to add the following new sentence after the existing first sentence:
“In the event the transfer agency relationship in effect between the Company and the Rights Agent terminates, the Rights Agent will be deemed to have resigned automatically and be discharged from its duties under this Agreement as of the effective date of such termination, and the Company shall be responsible for sending any required notice.”
     7. The Rights Agreement is hereby amended to add the following new section:
“Section 35. Force Majeure. Notwithstanding anything to the contrary contained herein, the Rights Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.”
     8. The Recitals set forth at the beginning of this Fourth Amendment are incorporated herein.

     9. Except as amended by this Fourth Amendment, the Rights Agreement shall remain in full force and effect.
     10. This Fourth Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state. This Fourth Amendment may be executed in any number of counterparts, each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. If any term, provision, covenant or restriction of this Fourth Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal, or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Fourth Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.
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     IN WITNESS WHEREOF, the parties hereto have caused this Fourth Amendment to be duly executed and attested, all as of the day and year first above written.

COMPUTERSHARE TRUST COMPANY, N.A., as Rights Agent
By:	/s/ Kellie Gwinn
	Name:	Kellie Gwinn
	Title:	Vice President

REPROS THERAPEUTICS INC.
By:	/s/ Joseph Podolski
	Name:	Joseph S. Podolski
	Title:	President and CEO